Shenni Holdings Ltd.

May 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik
Jeanne Baker
Robert Augustin
Margaret Sawicki

Re:	Shenni Holdings Ltd.
Request to Withdrawal of Registration Statement on Form F-1
File No. 333-285809

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Shenni Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333- 285809) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on March 14, 2025.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions regarding this letter, please contact the Company’s legal counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Xiaoping Zhou
Xiaoping Zhou, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP